UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries
(Full title of the plan)

S&P Global Inc.
55 Water Street
New York, NY 10041
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

As of December 31, 2025 and 2024 and
For the Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024 and
For the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP

We have served as the Plan’s auditor since at least 2001, but we are unable to determine the specific year.

New York, New York

June 25, 2026

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(in thousands)	December 31
	2025	2024
Assets
Investments, at fair value	$6,099,201	$—
Investments in S&P Global Inc. Savings Plans Master Trust Fund, at fair value	—	5,395,363
Fully benefit-responsive investment contracts, at contract value	229,518	248,681
Total investments	6,328,719	5,644,044

Self-Directed Accounts	—	55,848
Employer contributions receivable	30,297	35,404
Notes receivable from participants	21,164	21,779
Due from broker on pending trades	6,530	—
Total assets	6,386,710	5,757,075

Net assets available for benefits	$6,386,710	$5,757,075
See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

Statement of Changes in Net Assets Available for Benefits

(in thousands)	Year Ended
December 31, 2025
Additions to net assets attributed to:
Net investment income:
Net appreciation in fair value of investments	827,507
Dividend and interest income	7,883
Total net investment income	835,390
Interest income on notes receivable from participants	1,919
Contributions:
Employer	115,311
Employee	169,662
Total contributions	284,973
Total additions	1,122,282

Deductions from net assets attributed to:
Benefit payments and withdrawals	(491,896)
Administrative expenses	(751)
Total deductions	(492,647)

Net increase in net assets	629,635

Net assets available for benefits:
Beginning of year	5,757,075
End of year	$6,386,710
See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries
Notes to Financial Statements
As of December 31, 2025 and 2024 and
For the Year Ended December 31, 2025

(All dollar amounts in thousands, except otherwise noted)
1.    Plan Description

General

The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the “Plan”) is a defined contribution plan sponsored by S&P Global Inc. (the “Company”).

Prior to January 1, 2025, The Plan had a 100% interest in the S&P Global Inc. Savings Plans Master Trust Fund (the “Master Trust”). On January 1, 2025, the Plan was amended and the Master Trust was renamed to the S&P Global Inc. Defined Contribution Plan Trust, a single trust. The Plan consists of common stock, mutual funds, a stable assets fund and common collective trust funds (the “Investment Accounts”). In addition to the Investment Accounts in the Plan, the Plan allows participants to maintain Self-Directed Accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.
Administration of the Plan

The Plan is administered by the Company’s U.S. Benefits Committee (the “Plan Administrator”) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company. The trustee for the Plan is Fidelity Management Trust Company (the "Trustee") and Fidelity Workplace Services LLC is the recordkeeper for the Plan.

The Investment Accounts for the Plan are managed by the Retirement Plan Investment Committee and by outside investment managers. The Retirement Plan Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Retirement Plan Investment Committee.

Eligibility

Eligible employees who are represented by a collective bargaining agreement between Standard & Poor’s Financial Services LLC and the NewsGuild of New York, CWA Local No. 31003, are “Guild-Represented Eligible Employees”. Eligible employees who are not Guild-Represented Eligible Employees, are “Non-Guild Eligible Employees”.

Employees of participating units of the Company have immediate eligibility, as long as the employee has completed the enrollment process.

All eligible employees who do not make an election to participate will automatically be enrolled in the Plan after 35 days of eligibility to participate with tax deferred participant contributions at 4% of eligible pay. The contribution automatically increases annually by 1% until the contribution rate equals 10% of eligible pay. Participants may opt out of the automatic increase.

Non-Guild Eligible Employees with a hire date (or most recent date of rehire) on or before November 1, 2021, are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the eligible employee attains age 21 and completes one year of continuous service. Non-Guild Eligible Employees who were hired prior to November 1, 2021 and who subsequently transferred their employment to an employer that was acquired on or after November 1, 2021 will remain eligible to receive profit sharing contributions as an employee of the acquired employer. Non-Guild Eligible Employees that were hired through an acquisition that was on or after November 1, 2021 are not eligible for profit-sharing contributions.

Guild-Represented Eligible Employees who satisfy the age and continuous service requirements on or before December 31, 2023, will begin receiving profit sharing contributions regardless of their date of hire, and all of their hours of service will be counted towards those contributions. Guild-Represented Eligible Employees hired on or after January 1, 2024 are not eligible for profit sharing contributions.
Contributions

All eligible employees may elect to contribute up to 60% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (“IRC”). The Plan limits after-tax contributions by highly compensated Employees to 3% of earnings for Non-Guild Eligible Employees and 4% of earnings for Guild-Represented Eligible Employees. The annual deferral limit as set by the IRC was $23.5 in 2025. The annual compensation limit set by the IRC was $350 in 2025. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to the Internal Revenue Service (“IRS”) limit of $7.5 in 2025. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the IRC. If automatically enrolled, participants defer 4% of their eligible compensation, until changed by the participant. The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered qualified Roth distributions under the IRC, such distributions are not subject to taxes. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

Employees eligible to receive an annual short-term incentive compensation (“STIC”) award may contribute their STIC award to the Plan. Annual bonuses other than the STIC award are not eligible compensation under the Plan. STIC eligible employees must elect a deferred contribution percentage to contribute their STIC award into the Plan. The deferral contribution percentage for the STIC award can be different from the deferral contribution percentage for regular payroll contribution of eligible pay. Unless a separate election is made the deferred contribution percentage will be 0%. Elections made for a STIC award deferral contribution percentage will remain in effect until changed by the employee.

The Company matches 100% of the first 4% of tax deferred compensation contributed to the Plan by all eligible employees. In addition, the Company also makes a non-elective contribution for all eligible employees equal to 2% of eligible compensation. Effective January 1, 2025, eligible compensation for purposes of the 2% non-elective employer contributions only excludes STIC for Non-Guild Eligible Employees and includes STIC for Guild-Represented Eligible Employees.

The assets of the Plan may be invested in the Investment Accounts, as well as the Self-Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the age appropriate Target Retirement Fund. The particular Target Retirement Fund used as the default fund is based on the date an individual will turn age 65. There is no limit to the number of investment allocation changes for future allocations.

Profit Sharing
The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the annual compensation limit set by the IRC for Non-Guild Eligible Employees and a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base for Guild-Represented Eligible Employees. The Company contributed $18,869 for the 2025 plan year in 2026 which is included in Employer contributions receivable in the accompanying Statements of Net Asset Available for Benefits for the year ended December 31, 2025.
Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participants’ account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions shall vest as follows:

After:	Vested Percentage
2 years of continuous service	20% vested
3 years of continuous service	40% vested
4 years of continuous service	60% vested
5 years of continuous service	100% vested

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures will be used first to reduce employer contributions and, if any remaining under the Plan, to pay certain expenses for the current plan year. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $520 and $787, respectively. Subsequent to December 31, 2025, forfeited participant benefits used to reduce employer contributions for 2025 were $727. Forfeitures used to pay Plan expenses were not significant for the years ended December 31, 2025 and 2024.

Benefit Payments

The IRC limits how participants may withdraw funds from the Plan. Participants may have options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59½, withdrawals upon disability, hardship withdrawals, domestic abuse withdrawals, qualified disaster recovery distributions, reservist withdrawals, Heart Act withdrawals, or qualified birth or adoption withdrawals.

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.
On termination of service due to death, disability, retirement, or any other reason, a participant may elect to receive a lump sum distribution of the participant’s vested account balance.

Participant Loans

Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan terms may range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates. The interest rate, determined quarterly, is set at 2% above the prime rate, as defined in the Plan. Principal and interest are typically paid ratably through regular payroll deductions.
Plan Termination

While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 — Fair Value Measurements for further discussion and disclosures related to fair value measurements.

All earnings and net appreciation or depreciation of the Plan's Investment Accounts, other than the Self-Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self-Directed Accounts are credited with earnings or charged with losses and expenses based on the performance of the individual investments within these accounts. Income and expenses for the investments in the Stable Assets Account are accrued for on a daily basis to allow for the calculation of a daily net asset value (“NAV”). The Stable Assets Account is credited with earnings or charged with losses on a monthly basis by the Trustee, after account statements are provided by the issuers.

Investment Income

Net investment income from the Plan consists of realized gains or losses and the unrealized appreciation (depreciation) in the fair value or contract value of those investments, as well as interest and dividends earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.    Federal Income Tax Status
The Plan received a determination from the IRS dated February 23, 2017 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.

The Plan Sponsor has identified certain operational failures related to the Plan's administration and has submitted a Voluntary Correction Program (“VCP”) application to the IRS to address these failures. The application outlines corrective actions already taken for certain failures, proposed methods of correction for other failures, and the steps being taken to prevent future occurrences. The IRS has yet to issue a compliance statement regarding this submission, however, the resolution of this matter is not expected to impact the tax qualification. The financial impact of these corrections is not expected to be material to the Plan's financial statements as of and for the year ended December 31, 2025.

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Fair Value Measurements
In conformity with Accounting Standard Codification 820, “Fair Value Measurements and Disclosures”, (“ASC 820”), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). During the years ended December 31, 2025 and 2024, there were no transfers between levels. The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Unobservable inputs for the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the assets within the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
•Common stock - Valued at quoted market prices.
•S&P Global Inc. common stock - Valued at quoted market prices.
•Mutual funds - Valued at quoted market prices. These financial instruments are generally categorized as Level 1 instruments in the fair value hierarchy.
•Common collective trust funds - Valued at the quoted NAV of shares held by the Plan at the valuation date. The NAV is used as a practical expedient to estimate fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The common collective trust funds seek to provide long-term capital appreciation and income by investing in the stocks of the S&P 500 Index Fund, S&P MidCap Index Fund, S&P SmallCap 600 Index Fund and other various asset classes. There are currently no redemption restrictions on these investments and the redemption frequency and notice period are daily. Funding commitments are not applicable for these investments.

In addition, the Plan maintains Self-Directed Accounts. The Self-Directed Accounts hold mutual funds and money market funds valued at the quoted net asset value of shares held by the Plan at the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2025 and Master Trust investment assets at fair value, as of December 31, 2024. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

(in thousands)	Investments at fair value
	as of December 31, 2025
	Level 1	Level 2	Level 3	Total
S&P Global Inc. common stock	534,291	—	—	534,291
Mutual funds	157,392	—	—	157,392
Self-Directed Accounts	70,268	—	—	70,268
Total	$761,951	$—	$—	$761,951

Common collective trust funds measured at net asset value as a practical expedient:
Common stock funds (a)	$627,476
Stock index funds (b)	2,212,691
Money market funds (c)	234,843
Target date retirement funds (d)	2,134,103
Short-term investment fund (e)	4,122
Fixed income fund (f)	120,572
Real estate fund (g)	3,443
Total assets at fair value	$6,099,201

(in thousands)	Assets at Master Trust Level
	as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Common stock	$109,544	$—	$—	$109,544
S&P Global Inc. common stock	546,269	—	—	546,269
Mutual funds	273,255	—	—	273,255
Total	$929,068	$—	$—	$929,068

Common collective trust funds measured at net asset value as a practical expedient:
Common stock funds (a)	336,769
Stock index funds (b)	1,986,194
Money market funds (c)	209,137
Target date retirement funds (d)	1,817,977
Short-term investment fund (e)	14,630
Fixed income fund (f)	95,541
Real estate fund (g)	3,080
Total assets at fair value	$5,392,396
(a) At both December 31, 2025 and 2024, this category of funds includes Winslow Large Cap Growth Fund and Harding Loevner International Equity Collective Investment Fund. At December 31, 2025 this category of funds also includes Columbia Funds Dividend Income, T. Rowe Price Structured Research Common Trust Fund, Janus Henderson Enterprise CF Class MS Fund, Acadian All-Country World ex-U.S. Value Equity and Fidelity Institutional International Capital Appreciation Fund. At December 31, 2024 this category of funds also includes Schroder International Multi-Cap Value Trust.

(b)    At both December 31, 2025 and 2024, this category of funds includes the Northern Trust Collective S&P SmallCap 600 Index Fund, S&P 500 Composite Stock Index, State Street S&P Midcap Index, and State Street Global All Cap Equity Ex-U.S. Index Fund.

(c)    At both December 31, 2025 and 2024, this category of funds includes short-term debt securities.
(d)    At both December 31, 2025 and 2024, this category of funds includes the following Target Retirement Funds: Income, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, 2065. At December 31, 2025, this category of funds also includes Target Retirement Fund Income, 2070. At December 31, 2024, this category of funds also includes Target Retirement Fund Income, 2020.

(e)    At both December 31, 2025 and 2024, this category of funds includes a short-term investment fund that is a common collective trust vehicle. Any cash that is held in portfolios of separately managed accounts is swept into this short-term investment fund.
(f)    At both December 31, 2025 and 2024, this category of funds includes U.S. and foreign government and corporate fixed income securities.

(g)    At December 31, 2025 and 2024, this category of funds includes diversified portfolio of stocks of publicly traded real estate investment trusts (“REITs”) or other companies in the real estate sector domiciled primarily within the U.S.

Self-Directed Accounts

Self-Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to approximately 9,000 mutual funds. These mutual funds are not reviewed or monitored by the Company’s Retirement Plan Investment Committee.

The fair value of Self-Directed Accounts held within the Plan was $70,268 and $55,848 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, Self-Directed Accounts are reported within investments, at fair value on the statements of net assets available for benefits. As of December 31, 2024, Self-Directed Accounts are reported at Plan level outside of the Master Trust. These assets are categorized as Level 1 instruments in the fair value hierarchy.

5.    Investments

As of December 31, 2025, the net assets of the Plan are reported at plan level within investments, at fair value. As of December 31, 2024, the Plan had a 100% interest in the Master Trust. The following table is a summary, at fair value, of the net assets of the Master Trust as of December 31, 2024:

(in thousands)	December 31, 2024
Assets
Investments, at fair value
Common stock	$109,544
Common collective trust funds	4,463,328
S&P Global Inc. common stock	546,269
Mutual funds	273,255
Investments, at contract value
Fully benefit-responsive investment contracts:
Mass Mutual – MM30173, 3.13% at December 31, 2024	76,816
RGA Reinsurance Company - RGA00136, 3.17% at December 31, 2024	87,922
Prudential Insurance Co. of America - GA-62450, 2.39% at December 31, 2024	83,943
5,641,077
Receivables
Due from broker on pending trades	2,967
Total receivables	2,967

Net assets of the Master Trust	$5,644,044

Guaranteed Investment Contracts

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the synthetic investment contracts for the Plan was $229,518 and $248,681 as of December 31, 2025 and 2024, respectively.
The Mass Mutual contract, the RGA Reinsurance Company contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC”s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic

GICs crediting interest rates reset monthly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the month in which a premature termination occurs.
Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

6.    Related-Party Transactions
The Plan holds units of common collective trust funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. The Company paid in 2025 approximately $446 in professional and administrative fees on behalf of the Plan. These transactions qualify as party-in-interest transactions under ERISA, however, they are exempt from the prohibited transaction rules under ERISA.

7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    Differences between Financial Statements and Form 5500

The Plan records the synthetic GICs at contract value on the statements of net assets available for benefits. These contracts are recorded at fair value on the Form 5500; therefore, the adjustment from contract value to fair value represents a reconciling item. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

(in thousands)	2025	2024
Net assets available for benefits per the financial statements	$6,386,710	$5,757,075
Deemed distributions of participant loans	(100)	(37)
Adjustments from contract value to fair value for fully benefit-responsive contracts	(5,416)	(13,107)
Net assets available for benefits per Form 5500	$6,381,194	$5,743,931

The following is a reconciliation of total additions per the financial statements to total additions per the Form 5500 for the year ended December 31:

(in thousands)	2025
Total additions per the financial statements	$1,122,282
Adjustment from contract value to fair value for fully-benefit responsive investment contracts at December 31, 2025	(5,416)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2024	13,107
Total additions per Form 5500	$1,129,973

The following is a reconciliation of total deductions per the financial statements to total deductions per the Form 5500 for the year ended December 31:

(in thousands)	2025
Total deductions per the financial statements	$492,647
Deemed distributions of participant loans at December 31, 2025	100
Deemed distributions of participant loans at December 31, 2024	(37)
Total deductions per Form 5500	$492,710

9.    Subsequent Events

Management has evaluated its December 31, 2025 financial statements for subsequent events for the Plan through June 25, 2026, the date the financial statements were available for issuance.

On May 21, 2026, the Company announced that its Board of Directors has approved the previously announced separation of its Mobility division, and the creation of an independent, public company, Mobility Global Inc. The transaction is expected to be completed on July 1, 2026, subject to customary conditions. The transaction is expected to result in the separation of the Plan’s assets and liabilities attributable to the Company's Mobility division participants. For risks and uncertainties specifically related to this transaction refer to the Company's filings with the Securities and Exchange Commission, including Item 1A, Risk Factors, in its most recently filed Annual Report on Form 10-K, as supplemented by Item 1A, Risk Factors, in its most recently filed Quarterly Report on Form 10-Q.

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

EIN #13-1026995 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	S&P Global Inc. Common Stock
*	S&P Global, Inc.	SPGI Company Stock Fund	#	534,291
	Mutual Funds
	Hood River Capital Management LLC	U.S. Small-MidCap Equity Fund	#	38,859
	Undiscovered (JP Morgan Asset Management)	U.S. Small-MidCap Equity Fund	#	39,206
	Victory Capital (Sycamore Capital)	U.S. Small-MidCap Equity Fund	#	38,954
	Dodge & Cox	Core Fixed Income Fund	#	33,486
	Dimensional Fund Advisors	Real Estate Fund	#	3,444
*	Fidelity Investments	Real Estate Fund	#	3,443
				157,392
	Collective Trust Funds
	Columbia Threadneedle Investments	Large Cap U.S. Equity Fund	#	125,727
	Winslow Capital Management LLC	Large Cap U.S. Equity Fund	#	125,734
	T. Rowe Price	Large Cap U.S. Equity Fund	#	127,032
	Acadian Asset Management	International Equity Fund	#	70,110
*	Fidelity Investments	International Equity Fund	#	69,914
	Harding Loevner LP	International Equity Fund	#	69,897
	Janus Henderson Investors	U.S. Small-MidCap Equity Fund	#	39,062
	Northern Trust Investments	S&P 500 Index Fund	#	1,697,355
	State Street Global Advisors	S&P MidCap Index Fund	#	256,096
	State Street Global Advisors	All Cap Equity Ex-U.S. Index Fund	#	139,764
	Northern Trust Investments	S&P SmallCap 600 Index Fund	#	119,476
	BlackRock Institutional Trust Company	Money Market Fund	#	228,801
	BlackRock Institutional Trust Company	Short-Term Investment Fund	#	6,042
	State Street Bank & Trust Co.	Target Retirement P	#	163,903
	State Street Bank & Trust Co.	Target Retirement 2025 P	#	169,692
	State Street Bank & Trust Co.	Target Retirement 2030 P	#	310,748
	State Street Bank & Trust Co.	Target Retirement 2035 P	#	308,273
	State Street Bank & Trust Co.	Target Retirement 2040 P	#	301,325
	State Street Bank & Trust Co.	Target Retirement 2045 P	#	305,648
	State Street Bank & Trust Co.	Target Retirement 2050 P	#	265,816
	State Street Bank & Trust Co.	Target Retirement 2055 P	#	179,858
	State Street Bank & Trust Co.	Target Retirement 2060 P	#	95,950
	State Street Bank & Trust Co.	Target Retirement 2065 P	#	31,692
	State Street Bank & Trust Co.	Target Retirement 2070 P	#	1,198
*	Fidelity Investments	Government Portfolio Institution (STIF)	#	4,122
	Vanguard Fiduciary Trust Co.	Institutional Total Bond Market Index Trust	#	49,803
	JPMorgan Chase Bank, N.A.	Core Fixed Income Fund	#	33,486
	Loomis Sayles	Core Fixed Income Fund	#	33,493
	State Street Global Advisors	World Government Bond Ex-U.S. Index Fund N	#	3,790
	Principal Asset Management	Real Estate Fund	#	3,443
				5,337,250
	Self-Directed Accounts
*	Fidelity Investments	Brokeragelink Self-Directed Accounts	#	70,268

	Total Investments, at fair value			6,099,201

The 401(k) Savings and Profit Sharing Plan
of S&P Global Inc. and Its Subsidiaries

EIN #13-1026995 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	Stable Assets Fund
	Prudential Insurance Co. of America	Prudential Insurance Co. of America - GA-64466, 2.58%	#	73,227
	RGA Reinsurance Company	RGA Reinsurance Company - RGA-00136, 3.70%	#	81,452
	Mass Mutual	Mass Mutual – MM 30173, 3.12%	#	69,423
		Total market value		224,102
		Wrapper contracts adjustment to contract value		5,416
				229,518

*	Notes receivable from participants	Interest rates ranging from 4.17%– 10.50%, maturing through January 15, 2038	#	21,164

*	Indicates party-in-interest to the Plan.
#	Investments are participant-directed and, therefore, cost information is not required

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries

Date:	June 25, 2026	By:	/s/ Stacey Wynn
Stacey Wynn
Member and Chairperson of the U.S. Benefits Committee of S&P Global Inc.